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                       LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

               EXHIBIT 12 - HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

                                Nine Months
                                   Ended
                                September 30         Year Ended December 31,
(millions of dollars)           1996    1995    1995   1994   1993   1992   1991

Net Income before Federal
 Income Taxes, Minority
 Interest and Accounting
 Change ---------------------  514.2   537.9   626.6  376.3  587.8  424.7  198.8
Less: Equity Earnings in
 Unconsolidated Affiliates --    1.3    13.5    12.4   14.6    --     (.2)   (.3)
Plus: Sub-total of Fixed
 Charges --------------------   75.7    69.9    94.4   66.6   62.9   74.6   90.9
 Sub-total of Adjusted
    Net Income --------------  588.6   594.3   708.6  428.3  650.7  499.5  290.0
Interest on Annuities &
 Financial Products --------- 1060.0  1058.0  1400.0 1359.0 1315.8 1261.7 1207.6
    Adjusted Income Base ---- 1648.6  1652.3  2108.6 1787.3 1966.5 1761.2 1497.6

Rent Expense ----------------   45.0    49.5    65.7   51.3   55.8   67.4   59.1

Fixed Charges:
Interest and Debt Expense ---   60.7    53.4    72.5   49.5   44.3   53.8   71.2
Rent (Pro-rated) ------------   15.0    16.5    21.9   17.1   18.6   20.8   19.7
   Sub-total of Fixed Charges   75.7    69.9    94.4   66.6   62.9   74.6   90.9
Interest on Annuities &
 Financial Products --------- 1060.0  1058.0  1400.0 1359.0 1315.8 1261.7 1207.6
   Sub-total of Fixed Charges 1135.7  1127.9  1494.4 1425.6 1378.7 1336.3 1298.5
Preferred Dividends (Pre-tax)     .1     8.7     8.7   24.2   24.2   20.3   13.4
   Total Fixed Charges ------ 1135.8  1136.6  1503.1 1449.8 1402.9 1356.6 1311.9
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
Ratio of Earnings to Fixed Charges:
 Excluding Interest on
  Annuities and Financial
  Products (1) --------------   7.78    8.50    7.51   6.43  10.35   6.69   3.20

 Including Interest on
  Annuities and Financial
  Products (2) --------------   1.45    1.46    1.41   1.25   1.43   1.32   1.15

 Ratio of Earnings to
  Combined Fixed Charges
  and Preferred Stock
  Dividends (3) -------------   1.45    1.45    1.40   1.23   1.40   1.30   1.14

<F1>
(1)  For purposes of determining this ratio, earnings consist of income before federal income taxes, minority interest and cumulative effect of accounting change adjusted for the difference between income or losses from unconsolidated equity investments and cash distributions from such investments, plus fixed charges.
     Fixed charges consist of interest and debt expense on short and long-term debt and the portion of operating leases that are representative of the interest factor.
<F2>
(2)  Same as the ratio of earnings to fixed charges, excluding interest on annuities and financial products, except fixed charges and earnings include interest on annuities and financial products.
<F3>
(3)  Same as the ratio of earnings to fixed charges, including interest on annuities and financial products, except that fixed charges include the pre-tax earnings required to cover preferred stock dividend requirements.

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